FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MATERIAL FACT

SADIA S.A.

A Publicly-Held Company

CNPJ/MF No. 20.730.099/0001-94

In compliance with the provisions in Paragraph 4 of Art. 157 of Law No. 6404/76 and  CVM (the Brazilian securities and exchange committee) Instruction No. 358/02, Sadia S.A. (the “Company”) announces to its shareholders and to the market that, to observe the provisions of the Stock Option Plan of its officers (the “Plan”), approved by the EGM of 04/29/2005, and amended by the EGM of 11/23/2007, the Company’s Board of Directors decided, at the meeting held on this date in conformity with Article 9 of the Bylaws and the requirements of Article 30 of Law No. 6404/76 and CVM Instruction No. 10, of 02/14/1980, as amended by CVM Instructions No. 268, of 11/13/1997, and No. 390, of 07/08/2003, to authorize the Executive Board to carry out transactions on the Stock Exchange, involving the acquisition of ordinary shares and the disposal of preferred shares issued by the Company, making the following clarifications, in accordance with Article 8 of the aforementioned CVM Instruction No. 10/80:

a) acquisition of up to five million (5,000,000) ordinary shares, within the limit of 10% of the total of 112,171,295 outstanding ordinary shares;

b)

disposal of up to five million (5,000,000) preferred shares held in Treasury;

c)

these transactions aim to replace, in part, the currently existing backing in preferred shares by ordinary shares, in order to comply with the Plan, as amended by the EGM of 11/23/2007;

d)

the deadline for carrying out these transactions is no more than 365 days counted as from this date;

e)

the transactions will be brokered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, established at Rua Libero Badaró, No. 425, 23º andar, CEP 01009-000, in São Paulo-SP, with branches in the City and State of Rio de Janeiro, at Av. Rio Branco, No. 110, Suites 3201 and 3301, CEP 20.040-001, and at Av. das Américas, 500 – bloco 09, Suite 320 – Barra da Tijuca, CEP 22.640-100.

São Paulo, July 30, 2008

Welson Teixeira Junior

Investor Relations Director